This announcement does not constitute a public offer for ordinary shares and/or global depository shares in the capital of Zentiva N.V. No offer is or will be extended to the United States, Canada and Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

Sanofi-Aventis Announces Intention to

Raise Offer for Zentiva to CZK 1150 in

Cash per Share

The Board of Directors of Zentiva

recommends the intended improved

offer

The increased offer price represents a

25.5% premium to Zentiva’s April 30,

2008 closing share price and values

Zentiva at approximately €1.8 billion

Paris, France – September 22, 2008. Sanofi-Aventis and Zentiva N.V. (“Zentiva”) today announced an agreement on the unanimous recommendation by Zentiva of an intended improved all-cash public offer of CZK 1150 per share (the “Improved Offer) by Sanofi-Aventis’ wholly-owned subsidiary Sanofi-Aventis Europe to acquire all issued ordinary shares (including shares held in the form of GDSs) in the share capital of Zentiva.

The agreement leading to the Improved Offer was unanimously approved by the Board of Directors of Zentiva, and the Board recommends that Zentiva shareholders tender their shares to Sanofi-Aventis Europe. Both the decisions to approve the agreement and to recommend the Improved Offer were taken without the participation of the two Directors related to Sanofi-Aventis Europe. A fairness opinion has been provided by Merrill Lynch International, which acted as financial advisor to Zentiva.

In support of the Improved Offer, Sanofi-Aventis Europe has received an irrevocable and unconditional undertaking from Mr Jiri Michal to tender his Zentiva shares, representing approximately 3.4 per cent. of Zentiva’s share capital and voting rights on an undiluted basis, into the Improved Offer. Other members of Zentiva’s management have undertaken to tender their Zentiva shares representing in the aggregate an additional approximately 2.3 per cent. of Zentiva’s share capital and voting rights on an undiluted basis.

The agreement between Zentiva and Sanofi-Aventis Europe regarding implementation of the Improved Offer also includes, inter alia, a non-solicitation clause, matching rights, provisions relating to the termination of the agreement in certain circumstances, and a break fee of €25 million in the event that Zentiva withdraws its recommendation of the Improved Offer.

Highlights of the Improved Offer

Sanofi-Aventis Europe will offer CZK 1150 in cash per Zentiva share. It is also intended that this Improved Offer extend to shares held in the form of Global Depositary Shares (GDSs) mutatis mutandis.

The offer price of CZK 1150 per share will represent a 25.5% premium over Zentiva’s closing price of CZK 916.60 on April 30, 2008, the last trading day before an intention to make an offer for Zentiva was announced, and an improvement of 9.5% over Sanofi-Aventis Europe’s initial offer price.

All other terms and conditions of Sanofi-Aventis Europe’s Improved Offer will remain unchanged and in particular, the Improved Offer will remain subject to obtaining required clearances from competition authorities and to the same minimum tender condition of 10,339,203 shares (including shares held in the form of GDSs) such that upon closing of the Improved Offer Sanofi-Aventis Europe would hold directly or indirectly over 50.0% of Zentiva’s fully diluted share capital and voting rights as calculated by aggregating (i) the Zentiva shares already held directly or indirectly by Sanofi-Aventis Europe prior to the Improved Offer with (ii) the Zentiva shares (including shares held in the form of GDSs) which will be tendered in the Improved Offer and are not validly withdrawn at the Announcement Date. Sanofi-Aventis Europe currently holds 9.5 million shares, representing approximately 24.88% of Zentiva’s share capital and voting rights on an undiluted basis. The Improved Offer expiration date will remain 28 November 2008, unless extended.

Implementation of the Improved Offer

In order to propose the Improved Offer price to Zentiva shareholders, Sanofi-Aventis Europe will submit an amendment to the original offer to the Czech National Bank in draft form. Subject to the Czech National Bank not prohibiting publication of the amendment within five business days, Sanofi-Aventis Europe will publish the amendment in an advertisement to be placed in the Czech daily newspaper Hospodarske noviny as soon as possible. The Improved Offer will take effect only upon publication of this announcement.

More About the Improved Offer

As part of its strategy of achieving further growth and addressing the healthcare needs of more patients, Sanofi-Aventis is committed to the expansion of its presence into emerging markets that are characterised by high growth, low and medium disposable income and affordable pharmaceutical products. Sanofi-Aventis believes that the operations of Zentiva present a compelling fit with this strategy and provide Sanofi-Aventis with a unique opportunity to accelerate its strategy in the markets that Zentiva serves. It is intended that Zentiva will become a platform for Sanofi-Aventis’ further growth in the Central and Eastern European (CEE) markets, focused upon providing affordable pharmaceuticals to patients in this region.

As part of the Improved Offer, Sanofi-Aventis Europe has made certain commitments to Zentiva with respect to the treatment of Zentiva employees.

The parties intend for Mr Jiri Michal to continue as CEO and executive director of Zentiva following the closing of the Improved Offer.

Sanofi-Aventis Europe and Zentiva have agreed that for the foreseeable future Zentiva will conduct its business under the brand names of Zentiva, whether alone or in association with Sanofi-Aventis brand names, and that its Prague headquarters will continue to be the centre of expertise for Zentiva’s development, manufacturing, supply chain and marketing activities in affordable medicines in the CEE regions.

If the Improved Offer is declared unconditional, it is intended that Zentiva’s listings on the London and Prague Stock Exchanges will be terminated as soon as possible, to the extent legally permissible. Furthermore, subject to the necessary threshold being reached, Sanofi-Aventis Europe expects to initiate the statutory squeeze-out procedure contemplated by the Dutch Civil Code in order to acquire all shares held by minority shareholders or take such other steps as may be possible under applicable laws to acquire 100% of the shares in Zentiva, including effecting a legal merger.

Full details of the Improved Offer’s terms and conditions are set out in the Offer Memorandum, which Sanofi-Aventis Europe intends to revise by the advertisement described above. Both the Offer Memorandum and the advertisement, once it has been published can also be found on a dedicated page of the website www.Sanofi-Aventis.com. This announcement contains selected, condensed information regarding the Improved Offer and does not replace the Offer Memorandum.

About Sanofi-Aventis

Sanofi-Aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-Aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Zentiva N.V

Zentiva N.V. is an international pharmaceutical company focused on developing, manufacturing and marketing modern generic pharmaceutical products. The Company has leading positions in the pharmaceutical markets in the Czech Republic, Slovakia, Romania, and Turkey and is growing rapidly in Poland, Russia, Bulgaria, Hungary, the Ukraine and the Baltic States.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi-Aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-

looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi-Aventis’s annual report on Form 20-F for the year ended 31 December 2007. Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update or revise any forward-looking information or statements.